Joseph A. Herz

Tel. 212.801.6926

Fax 212.805.5539

herzj@gtlaw.com

July 8, 2015

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549
Attention:  Justin Dobbie, Legal Branch Chief

Re:                             Boulevard Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed June 17, 2015
File No. 001-36316

Ladies and Gentlemen:

On behalf of Boulevard Acquisition Corp., a Delaware corporation (the “Company”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 2 to the above referenced Preliminary Proxy Statement on Schedule 14A (“Amendment No. 2”).

Amendment No. 2 includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Mr. Stephen S. Trevor of the Company dated July 1, 2015 (the “Comment Letter”).  This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four (4) copies of Amendment No. 2, which have been marked to indicate the location of changes from Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed with the Commission on June 17, 2015 (“Amendment No. 1”), together with copies of this response letter as filed with the Commission.  Defined terms used herein are used as defined in the Proxy Statement unless otherwise indicated.

General

1.                                      We note your response to prior comment 1 and reissue it.  Unless such provisions are immaterial, please set out as separate proposals any affected provisions where state law, securities exchange listing standards, or the company’s charter or bylaws would require shareholder approval of the proposed changes if they were presented on their own.

Response

The Company has revised Amendment No. 2 beginning on page 135 to include separate proposals for those matters that may require stockholder approval under applicable state law, securities exchange listing standards, or provisions of the Company’s charter or bylaws if such matters were presented independently.

2.                                      Please mark your preliminary proxy card as a “preliminary copy” in accordance with Rule 14a-6(e)(1) of Regulation 14A.

Response

The Company has revised the preliminary proxy card in response to the Staff’s comment.

Question and Answers About the Proposals for Stockholders, page 12

What equity stake will current Boulevard stockholders, page 15

3.                                      We note your response to prior comment 11.  Please revise the Scenario 3 footnote to clarify, if true, that any redemptions in excess of 9.25 million shares would result in TDCC not being obligated to consummate the transaction due to a greater than 45% ownership interest.  Please also clarify that if TDCC were to waive this closing condition, it is possible that the transaction will be consummated even if more than 9.25 million shares are redeemed.

Response

The Company has revised the disclosure on pages 16 and 78 of Amendment No. 2 to clarify that if redemptions of shares of the Company’s common stock are in excess of 9.25 million, TDCC would not be obligated to consummate the business combination, as the closing condition that TDCC not hold in excess of 45% of all outstanding shares of the Company’s common stock would not be satisfied.  The Company has further revised the disclosure on pages 16 and 78 of Amendment No. 2 to clarify that if TDCC were to waive this closing condition, it is possible that the business combination will be consummated even if more than 9.25 million shares are redeemed.

Why is Boulevard proposing the Director Election Proposal?, page 17

4.                                      We note that only six of your seven directors will be divided into three classes, with each class having a term of three years.  Please disclose the term of the seventh member of your board of directors and whether all of your shareholders or only the holders of the Series A preferred stock will vote on the seventh member.

Response

The Company has added disclosure on page 18 of Amendment No. 2 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Statement of Operations and ComprehensiveIncome Adjustments, page 77

5.                                      You state in your response to prior comment 23 that “[t]he Company has not disclosed a maximum redemption scenario where the Company would be left with tangible net assets of no less than $5,000,001 because at that level of redemptions, the business combination would not close.” Please clarify for us and in the filing the maximum redemption level at which the business combination will close, and present this scenario, accompanied by a statement that the business combination will not close beyond this level of redemptions.

Response

The Company believes that the scenario assuming redemptions of $92.5 million by holders of the Company’s common stock represents the maximum amount of redemptions which will allow the business combination to close under the terms of the stock purchase agreement by and between the Company and TDCC, absent a waiver of such closing condition.  As noted in the Company’s response to comment number 3 above, the Company has revised the disclosure on pages 16 and 78 of Amendment No. 2 to clarify that if redemptions of shares of the Company’s common stock are in excess of 9.25 million, TDCC would not be obligated to consummate the business combination, as the closing condition that TDCC not hold in excess of 45% of all outstanding shares of the Company’s common stock would not be satisfied.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 81

Note 4(d) —  Interest Expense, page 87

6.                                      We note you have included the adjustment for the interest on the new financing agreement in Selling, General, and Administrative expense.  Given the materiality of the interest to the pro forma results in each period, please consider presenting a separate line for interest expense for greater transparency.

Response

The Company has added a separate line for interest expenses in each of the tables titled “Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Income for the three months ended March 31, 2015” and “Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Income for the year ended December 31, 2014” on page 80 of Amendment No. 2 in response to the Staff’s comment.   The Company further advises the Staff that the interest rate under the Company’s new financing agreements also has been updated to 5.75% from 5.25% to be consistent with the currently anticipated debt financing terms of the credit agreement.

Information About AgroFresh, page 171

The AgroFresh Business, page 174

7.                                      We note your response to our prior comment 39 and reissue in part.  Please disclose each region in which your exclusive license under the Sisler patent is still effective and when it expires.

Response

The Company has revised the disclosure on page 177 of Amendment No. 2 in response to the Staff’s comment.

AgroFresh Management, page 181

Summary Compensation Table, page 182

8.                                      For all stock and option awards, please confirm that you have disclosed all assumptions made in the valuation or revise the applicable footnotes to disclose all such assumptions by reference to a discussion of those assumptions in the company’s financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis.

Response

The Company has revised the disclosures on pages 184 and 185 of Amendment No. 2 in response to the Staff’s comment.

Potential Payments Upon Termination or Change in Control, page 186

9.                                      Please quantify the estimated payments for each named executive officer pursuant to Item 402(j) of Regulation S-K.

Response

As an emerging growth company, AgroFresh is not required to comply with Item 402(j) of Regulation S-K.  The disclosure under the referenced caption was included in response to Item 402(q) of Regulation S-K.  The Company has revised the referenced caption on page 189 of Amendment No. 2 to remove references to potential payments, which the Company believes will eliminate any expectation that this discussion would contain estimated payments to the named executive officers upon a termination or change in control.

***

If you should have any questions about this letter or require any further information, please call me at (212) 801-6926.

Sincerely,

/s/ Joseph A. Herz

Joseph A. Herz

cc:                    Sonia Bednarowski, Esq.
Ms. Amy Geddes

Mr. Doug Jones
Mr. Stephen S. Trevor

Mr. Mark Gibson

Alan I. Annex, Esq.

Michael L. Hermsen, Esq.

Encls.